SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 October, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               CAT & Abbott Agree Royalties Dated 26 October 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 October, 2005                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

05/CAT/16

FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Wednesday 26 October 2005

For Further Information Contact:
Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
                                            Tel: +44 (0) 20  7067 0700
Tel: +44 (0) 1223 471 471                   Kevin Smith
Peter Chambre, Chief Executive Officer      Yvonne Alexander
John Aston, Chief Financial Officer         Rachel Taylor
Rowena Gardner, Director of Corporate
Communications

Abbott                                      BMC Communications/The Trout Group (USA)
Jennifer M Smoter                           Tel: 001 212 477 9007
Tel: 001 847 935 8865                       Brad Miles, ext 17 (media)
Mob: 001 847 772 4631                       Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY AND ABBOTT AGREE REGARDING ROYALTIES

Cambridge, UK and Abbott Park, IL - Cambridge Antibody Technology (LSE: CAT;
NASDAQ: CATG) and Abbott (NYSE: ABT) today announce that they have reached an agreement regarding royalties payable to CAT under a licence agreement between the parties. Accordingly, the hearing scheduled to start this week in the Court of Appeal will not take place.

Paul Nicholson MD, Chairman, CAT, commented: We are very pleased to have reached resolution of this issue with Abbott. We can now concentrate fully on CATs business going forward. CAT is already benefiting from Abbotts successful development and marketing of HUMIRA (R) and we are hopeful of future success with ABT-874.

Jeffrey M Leiden MD PhD, president, Abbott Pharmaceutical Products Group, said:
We are pleased to find a solution that benefits both companies and resolves our differences.

Under the terms of the settlement agreement:

- Abbott will pay CAT the sum of US$255 million, which CAT will pay to its licensors, the Medical Research Council (MRC), Scripps Institute and Stratagene,
in lieu of their entitlement to royalties arising on sales of HUMIRA from 1
January 2005 onwards.

- Abbott will also pay to CAT five annual payments of US$9.375 million commencing in January 2006, contingent on the continued sale of HUMIRA. US$2 million from each of these payments will be payable to CATs licensors.

- Abbott will pay CAT a reduced royalty of 2.688 per cent from approximately 5.1 per cent on sales of HUMIRA from 1 January 2005. CAT will retain all of these royalties. CAT will also retain royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which will be paid to its licensors. CAT will refund to Abbott approximately £9.2 million for royalties paid from 1 January 2005 through 30 June 2005.

- Abbott will also pay CAT a reduced royalty of 4.75 per cent on any future sales of ABT-874, from which CAT will pay a portion to the MRC and other licensors (according to CATs 1997 agreement with the MRC).

- Abbott will capitalise and amortise the upfront payment, net of the refund, and annual payments to CAT through the term of the agreement. When this amortisation is combined with the revised royalty rate of 2.688 per cent, the blended effective royalty rate is reduced from the approximate 5.1 per cent as previously instructed by the Court.

- ENDS -

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (CAT) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the companyOs present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the companys actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CATs ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.